

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 14, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

      RE: **Liberty Media Corporation**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed on February 29, 2008
              File No. 0-51990

Dear Mr. Maffei:

      We have completed our review of your Form 10-K and have no further comments at this time. Please note, however, that we will continue to review the preliminary proxy statement you filed April 3, 2009.

                      Sincerely,

                      Celeste M. Murphy
                      Legal Branch Chief

cc: <u>via facsimile</u>

       Renee L. Wilm, Esq.
       (212) 259-2503